BB 3/17

04015729

UNITED STATES
'RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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CM 3/22

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED MAR 04 2004 WASH. D.C. 155

SEC FILE NUMBER
8-41161

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Millenco, LP.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
666 Fifth Avenue, 8th Floor
(No. and Street)

New York	**NY**	**10103**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert A. Williams **212-841-4125**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 01 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

PS 3/31

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, ____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of ____, as of ____________________, 20______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal accounting control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Millenco, L.P.

December 31, 2003
with Report of Independent Auditors

OATH OR AFFIRMATION

To the best of our knowledge and belief, the accompanying financial statements and supplemental information pertaining to Millenco, L.P. at and for the year ended December 31, 2003 are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Millennium Management, L.L.C.
General Partner

Israel A. Englander
Chief Executive Officer

Robert A. Williams
Chief Financial Officer

Sworn to before me

This 24th day of February, 2004

STEVEN C. WEIDMAN
Notary Public, State of New York
No. 01WE4979574
Qualified in Rockland County
Certificate Filed in New York County
Commission Expires April 1, 2007

Millenco, L.P.

Statement of Financial Condition

December 31, 2003

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Partners of Millenco, L.P.

We have audited the accompanying statement of financial condition of Millenco, L.P. (the "Company") as of December 31, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Millenco, L.P. at December 31, 2003 in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 24, 2004

Millenco, L.P.

Statement of Financial Condition

December 31, 2003
(In thousands)

Assets		
Cash	$	5,000
Receivable from clearing organizations		2,328,033
Securities owned, at market value		2,888,601
Securities borrowed		800,946
Other assets		9,446
	$	6,032,026
Liabilities and partners' capital		
Securities sold, not yet purchased, at market value	$	2,600,662
Securities loaned		435,174
Payable to Millennium Partners, L.P.		1,516,619
Other liabilities		7,698
		4,560,153
Partners' capital		1,471,873
	$	6,032,026

See accompanying notes.

Millenco, L.P.

Notes to Statement of Financial Condition

December 31, 2003
(In thousands)

1. Organization

Millenco, L.P. (the "Company"), a Delaware limited partnership, is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the American Stock Exchange and the Chicago Mercantile Exchange. The Company engages in proprietary securities transactions and clears all trades on a fully disclosed basis through its clearing brokers.

Millennium Management, LLC ("Management") is the general partner and Millennium Partners, L.P. is the limited partner.

2. Significant Accounting Policies

Transactions in securities and related revenue and expenses are recorded on a trade date basis.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Securities owned and securities sold, not yet purchased are recorded at market or fair value. Market value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based upon other relevant factors including cost, valuation of similar instruments, and the financial condition of the issuer.

Dividends are accrued on ex-dividend date. Included in other assets and other liabilities on the Statement of Financial Condition are dividends receivable and dividends payable, respectively.

Securities borrowed and loaned result from transactions with other broker-dealers or financial institutions and are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash with the lender. Securities loaned transactions require the borrower to deposit cash with the Company. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Cash of $5,000 is on deposit with a major financial institution as collateral at December 31, 2003.

(In thousands)

3. Receivable from Clearing Organizations

Receivable from clearing organizations represent net cash and margin debt balances with the Company's clearing brokers, proceeds from securities sold short, and amounts receivable or payable for securities transactions that have not settled at December 31, 2003. The cash at the clearing brokers related to securities sold short is restricted.

A source of the Company's short-term financing is provided by its clearing brokers from which it can borrow against its proprietary inventory positions, subject to collateral maintenance requirements.

4. Related Party Transactions

Certain affiliates provide trading and accounting services and incur other administrative expenses on the Company's behalf without charge. In addition, Millennium Partners, L.P. advances funds to the Company. These advances totaled $ 1,516,619 at December 31, 2003 and are payable upon demand and are non-interest bearing.

5. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased consist of the following at December 31, 2003:

	Owned	Sold, Not Yet Purchased
Equities	$ 2,510,366	$ 2,459,170
Corporate bonds	226,431	9,913
Options	151,804	131,579
	$ 2,888,601	$ 2,600,662

Securities owned may be pledged to the clearing brokers on terms which permit the clearing brokers to sell or repledge the securities to others subject to certain limitations.

6. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the "Rule") which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Company has elected to compute its net capital under the alternative method permitted by the Rule which requires, among other things, that the Company maintain minimum net capital, as defined, of $250. At December 31, 2003, the Company had net capital of $521,938 which exceeded its requirement by $521,688.

Certain advances, payments and other equity withdrawals are restricted by the provisions of the Rules of the Securities and Exchange Commission.

Under arrangements with clearing brokers, the Company is required to maintain certain minimum levels of capital and comply with other financial ratio requirements. At December 31, 2003, the Company was in compliance with all such requirements.

7. Income Taxes

No federal, state or local income taxes have been provided at the Company level since the partners are individually liable for the taxes on their share of the Company's income.

8. Contingencies

Millennium Partners and related affiliates ("the Companies") are currently cooperating in connection with an investigation being conducted by the office of the Attorney General of the State of New York (the "Attorney General's Office") and the United States Securities and Exchange Commission (the "SEC") (the "Investigation"). The Investigation relates to certain practices that have been characterized as "market timing" and "late trading" in shares of mutual funds and is part of a broad investigation into these trading activities being conducted by the Attorney General's Office, the SEC and other regulators. The Companies' prior mutual fund activities are being examined as part of the Investigation.

8. Contingencies (continued)

A former trader of the Companies who was responsible for certain trading in mutual fund shares has pleaded guilty to criminal charges brought by the New York Attorney General relating to late trading. That former trader has entered into a consent decree with the SEC relating to civil charges brought against him arising from the same conduct. In addition, Millennium Partners, L.P. has been named as a defendant in one purported class action lawsuit. Neither Management nor its principals know at this time whether the New York Attorney General's office or the SEC will take any action or what, if any, the damages, fines or penalties from the Investigation and any related private litigation might be.

9. Commitments

Securities sold, not yet purchased represent obligations of the Company to deliver securities at a future date. These transactions result in off-balance sheet risk in an amount by which future market values may exceed the amount reflected in the statement of financial condition. The Company may, at its discretion, purchase the securities at prevailing market prices at anytime.

In the normal course of business, the Company enters into transactions in order to reduce its exposure to market risk in connection with its proprietary trading activities. These transactions include futures and the writing of option contracts. These contracts are valued at market. The Company monitors its positions to reduce the risk of potential loss due to changes in market value or failure of counterparties to perform.

As a writer of options, the Company receives a premium at the outset and then bears the risk of unfavorable changes in the price of the financial instrument underlying the option. As a result of writing option contracts, the Company is obligated to purchase or sell at the holder's option, the underlying financial instrument.

(In thousands)

9. Commitments (continued)

Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. The amounts disclosed below represent the end of year fair value of the Company's derivative financial instruments.

	Fair Value at December 31, 2003	
	Asset	Liability
Futures contracts	$ 25,463	$ 20,583
Options purchased	151,804	-
Options written	-	131,579

The Company had margin requirements for futures contracts of $49,796 at December 31, 2003, which were satisfied by cash on deposit.

The Company clears its securities transactions through major financial services firms. Trades pending at December 31, 2003 were settled without adverse effect on the Company's financial condition.

10. Fair Value of Financial Instruments

The fair value of the Company's assets and liabilities which qualify as financial instruments under SFAS No. 107, "Disclosures About Fair Value of Financial Instruments" approximates the carrying amounts presented in the statement of financial condition.